UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210, Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

Investor Relations PRESS RELEASE No. RI037

Results of IFT Biannual Preponderance Review of the Broadcasting Sector

MEXICO CITY, March 9, 2017 – Grupo Televisa, S.A.B. (“Televisa” or the “Company”; NYSE:TV; BMV:TLEVISA CPO) informs that, as part of a biannual review of the broadcasting sector preponderance rules, the Instituto Federal de Telecomunicaciones (“IFT”) has notified a ruling that amends some of the existing preponderance rules in broadcasting and includes some additional obligations on Televisa and some of its subsidiaries (the “New Preponderance Measures”). The New Preponderance Measures maintain most of the measures previously ruled by IFT on March 6, 2014, but with certain modifications and additions, which include, among others, the following:

•
Sharing of Infrastructure – In addition to the previously imposed obligations regarding the sharing of passive infrastructure, the New Preponderance Measures have included the service of signal emissions in the event that no passive infrastructure exists. In addition, The New Preponderance Measures strengthen the supervision of the services provided by Televisa and the tariffs arrangements made with its clients, and include certain rules relating to the publicity of its tariffs.  A new electronic management system is also included as part of the new measures which will facilitate the access to certain information by users of Televisa’s infrastructure as well as by IFT.

•
Prohibition to Acquire Certain Exclusive Content for Broadcasting – This measure has been modified by enabling Televisa to acquire relevant content under certain circumstances, as long as it makes available  such  rights  for its sublicensing to other broadcasters in Mexico in non-discriminatory terms.

•
Advertising Services – IFT modified this measure mainly by including specific requirements to Televisa in its provision of over the air advertising services, particularly, to telecommunications companies. Such requirements include, among others: a) publishing and delivering to IFT specific information regarding tariffs, discount plans, contracting and sales terms and conditions, contract forms and other relevant practices; and b) terms and conditions that prohibit discrimination or refusal to deal, conditioned sales and other conditions that inhibit competition. Televisa will also have to provide very detailed information to IFT on a recurrent basis of over the air advertising services related to telecommunications companies.

•	Accounting Separation – Televisa will have to implement accounting separation methodologies that will be further regulated and defined based on certain criteria to be determined by IFT.

Grupo Televisa, S.A.B.

The New Preponderance Measures are being determined at a time when the broadcasting sector experiences fierce competition not only from new technologies and other audiovisual platforms (many of them not regulated by IFT), but also when a new national broadcasting network is actively competing in the market and gaining market share, and in the middle of a new auction of broadcasting stations in several geographical markets nationwide. Such increased competition, together with the regulatory measures imposed on the Company and our industry, have resulted in a decline in the operating margins of our Content division.

The foregoing, along with the adverse effects and restrictions derived from the must offer rules upon the Company, have certainly increased the regulatory burdens we are subject to. None of the above seem to have been taken into account by the regulator when issuing the New Preponderance Measures.

Therefore, Televisa will continue to assess the extent and impact of this ruling and will analyze carefully any actions and/or remedies (legal, business or otherwise) that Televisa should take and/or implement regarding the same.

Grupo Televisa, S.A.B.

About Televisa

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 50 countries through 26 pay-tv brands, and television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa's audiovisual content is distributed through Univision Communications Inc. ("Univision") the leading media company serving the Hispanic market. Univision broadcasts Televisa's audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable Multiple System Operators in Mexico. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations:
Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
María Eugenia Zurita / Tel: (52 55) 52 24 63 60 / mezurita@televisa.com.mx

www.televisair.com

Grupo Televisa, S.A.B.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: March 9, 2017	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel